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                         KAISER GROUP INTERNATIONAL INC

        Filing Type:      NT 10-K
        Description:      Notification of Late Filing
        Filing Date:      Mar 30, 2000
        Period End:       Dec 31, 1999
        Primary Exchange: OTC-Bulletin Board
        Ticker:           KSRG








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                               Table of Contents

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            To jump to a section, double-click on the section name.

                                    NT 10-K

Part I-Registrant.....................................  1
Part II-Rules.........................................  1
Part III-Narrative....................................  2
Part IV-Other Information.............................  2



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         SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549



              FORM 12b-25

          NOTIFICATION OF LATE FILING



  [X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR


       For Period Ended: December 31, 1999



       [ ] Transition Report on Form 10-K or Form 10-KSB
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q [or Form 10-QSB]
       [ ] Transition Report on Form N-SAR

       For the Transaction Ended:..Not Applicable



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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                         Part I-Registrant Information


Kaiser Group International, Inc.
9300 Lee Highway
Fairfax, VA 22031


                     Part II-Rules 12b-25 (a), (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons causing the inability to file timely, as described in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the

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prescribed due date; and

[N/A] (c) The accountant's statement or other exhibit required by the Rule 12b-25 has been attached if applicable.


                              Part III- Narrative

   As discussed in numerous other forms filed with the Securities and Exchange Commission during 1999, the Company has devoted significant time and effort to resolving severe financial complications stemming originally from substantial cost overruns incurred in 1998 on four large, fixed-price contracts to construct nitric acid plants. The significant activities undertaken thereafter, associated with effecting a Company-wide restructuring and reorganization (the plan elements are described below), combined with certain limitations on corporate resources, have contributed to the need for an extension for the filing of the 1999 Annual Report on Form 10-K within the prescribed time period.

     For informational purposes, the summary components, and related status, of the corporate restructuring plan are as follows:

o the divestiture of several operating units - during 1999, the Company completed the sale of two major divisions.

o the realignment and rightsizing of the retained operating units in order to gain significant reductions to corporate overhead - although these efforts are ongoing, the Company attained the majority of its likely overhead cost reductions during 1999 - cost reductions exceeding $20.0 million were realized when comparing the fourth quarter run rate of 1999 versus that of 1998.

o the restructuring of the Company's $140 million in Senior and Senior Subordinated Notes - in October of 1999, the Company repurchased $14 million of the Senior Notes at a 12% discount. Debt restructuring discussions with the Company's remaining noteholders were continuing as of the date of this filing.


Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

      Timothy P. O'Connor, Executive Vice President  (703) 934-3300
      ---------------------------------------------  ------------------
      (Name)                                         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes  [ ] No    See Attachment for Part IV - Item (3)

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Kaiser Group International, Inc. has caused this notification to be signed on its

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behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2000                           By /s/Timothy P. O'Connor
                                                Executive Vice President and
                                                Chief Financial Officer







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Attachment for Part IV - Item (3)


Anticipated changes in the 1999 operating results versus the 1998 results include the following:

o The effects of the nitric acid project losses in 1998 resulted in a charge to operations of $76.2 million. No significant additional contract loss provisions were recognized in 1999.

o The recorded operating results for the Company's 50%-owned Kaiser-Hill subsidiary were approximately $10.0 million for 1999 versus $16.2 million for 1998. The lower result for calendar year 1999 is primarily due to Kaiser-Hill's completion of a large fee-bearing contract task in January 2000 rather than in December 1999 as had been originally planned. Had the contract task been completed in December 1999, Kaiser-Hill would have recognized additional incentive fees of approximately $5.0 million in 1999.

o  Actions taken to enact the Company's restructuring plan resulted in:

        o The reduction of overhead costs by over $20.0 million on an annual run rate basis comparing the fourth quarter of 1999 to that of 1998 and an overall reduction year over year by more than $10.0 million

        o the recognition of unusual charges, including the costs of severance, office closings and other asset impairments etc., in 1999 and 1998 of $10.6 million and $17.1 million, respectively.

o Depreciation and amortization expense incurred during 1999 was approximately $3.5 million less the $9.0 million incurred in 1998. The reduction was due to the Company's write-off of the unamortized balances of certain tangible and intangible assets associated with the sales of two operating divisions and also with the early extinguishment of $14.0 million in Senior Notes.

     The complete Management's Discussion and Analysis of each year's operating results will be included in the actual Form 10-K.

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